Klondex Provides Update on Canadian Operations;
Tailings Reprocessing Project Underway

Vancouver, BC - June 15, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex”or the “Company”) is pleased to provide an update on the Company’s exploration and project development activities at its True North Gold Mine (formally known as Rice Lake Mine) in Manitoba, Canada.

Project development activities continue to advance and are on schedule and within budget.

Project Development Highlights:

•	True North Gold Mine has completed 145 days without a Loss Time Accident.

•	Expect to recover between 8,000 - 12,000 gold ounces in 2016 through a combination of test stope mining and the Tailing Reprocessing Project.

•	Began reprocessing material from the existing tailings (Tailings Reprocessing Project).

•	Mineral Resource update expected in Q3 followed by a production decision.

•	Infill core drilling is ongoing in the 710/711 zones.

•	Completed two long hole test stopes in the Cohiba zone with positive results.

•	Will begin bulk sample mining in the 710 zone in July.

Mr. Paul Huet, President and CEO commented, “I am very proud of the work accomplished by the True North Gold Mine team. Our project development progress continues to be on budget and on schedule, and we also have a tremendous opportunity for further value creation by reprocessing the tailings through the existing mill.” Mr. Huet continued, “We are excited about the successful completion of long hole test stoping at the mine and remain on track to announce a production decision in the second half of this year.”

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired True North Gold mine and mill in Manitoba, Canada.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Qualified Person
Scientific and technical information in this press release has been reviewed and approved by Brian Morris (AIPG CPG-11786), a "qualified person" within the meaning of NI 43-101.

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to information about the magnitude and the quality of the True North Gold mine and milling facility, the success and completion of exploration and development activities at the True North mine and milling facility, the accuracy of current interpretation of drill and other exploration results, the Company's intention and ability to complete additional drilling, the Company's intention and ability to monetize mineralized material, the Company’s intention and ability to make a production decision in the planned timeframe, project development and related permitting, cash flows, budgeting and the financial condition of the Company. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.